                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                          SIGNAL TECHNOLOGY CORPORATION
        -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   826675 100
                       -----------------------------------
                                 (CUSIP Number)

                                    Crane Co.
                            100 First Stamford Place
                           Stamford, Connecticut 06902
                              ATTN: General Counsel
                                 (203) 363-7300
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 16, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.   826675 10 0
--------------------------------------------------------------------------------

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
            Crane Co.
            --------------------------------------------------------------------

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

            (a)        [x]
                      ----------------------------------------------------------
            (b)        [  ]
                      ----------------------------------------------------------

     3.     SEC USE ONLY
            --------------------------------------------------------------------

     4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)
            BK, WC
            --------------------------------------------------------------------

     5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)    [  ]
            --------------------------------------------------------------------

     6.     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
            --------------------------------------------------------------------

NUMBER OF      7.    SOLE VOTING POWER
SHARES               0
BENEFICIALLY         -----------------------------------------------------------
OWNED BY
EACH           8.    SHARED VOTING POWER
REPORTING            1,762,318
PERSON WITH          -----------------------------------------------------------

               9.    SOLE DISPOSITIVE POWER
                     0
                     -----------------------------------------------------------

               10.   SHARED DISPOSITIVE POWER
                     1,762,318
                     -----------------------------------------------------------

     11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,762,318
            --------------------------------------------------------------------

     12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
            --------------------------------------------------------------------

     13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            16.9%
            --------------------------------------------------------------------

     14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
            --------------------------------------------------------------------

CUSIP NO.  826675 100
--------------------------------------------------------------------------------

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
            STC Merger Co.
            --------------------------------------------------------------------

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a)        [x]
                      ----------------------------------------------------------
            (b)        [  ]
                      ----------------------------------------------------------

     3.     SEC USE ONLY
            --------------------------------------------------------------------

     4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)
            AF
            --------------------------------------------------------------------

     5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)    [  ]
            --------------------------------------------------------------------

     6.     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
            --------------------------------------------------------------------

NUMBER OF      7.    SOLE VOTING POWER
SHARES               0
BENEFICIALLY         -----------------------------------------------------------
OWNED BY
EACH           8.    SHARED VOTING POWER
REPORTING            1,762,318
PERSON WITH          -----------------------------------------------------------

               9.    SOLE DISPOSITIVE POWER
                     0
                     -----------------------------------------------------------

               10.   SHARED DISPOSITIVE POWER
                     1,762,318
                     -----------------------------------------------------------

     11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,762,318
            --------------------------------------------------------------------

     12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
            --------------------------------------------------------------------

     13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            16.9%
            --------------------------------------------------------------------

     14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
            --------------------------------------------------------------------

                                  SCHEDULE 13D

         On April 16, 2003, Crane Co., a Delaware corporation ("Crane"), STC Merger Co., a Delaware corporation ("Purchaser"), and Signal Technology Corporation, a Delaware corporation (the "Issuer"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, following consummation of the Offer (as defined in the Offer to Purchase), Purchaser will be merged with and into the Issuer (the "Merger"), with the Issuer continuing as an indirect wholly owned subsidiary of Crane. Purchaser is a direct, wholly owned subsidiary of Crane International Holdings, Inc., a Delaware corporation ("CIH") that is a direct, wholly owned subsidiary of Crane. In connection with the execution of the Merger Agreement, Crane and Purchaser entered into Tender and Voting Agreements, each dated April 16, 2003 (the "Tender and Voting Agreements"), with certain stockholders of the Issuer (the "Tendering Stockholders") pursuant to which each Tendering Stockholder has agreed (x) to tender, or cause the relevant record holder(s) to tender, in the Offer all of the shares of common stock, par value $0.01 per share ("Shares"), of the Issuer beneficially owned by the Tendering Stockholder and (y) at any meeting of the stockholders of the Issuer, however called, or in any written consent in lieu thereof, to be present at any such meeting and to vote his or her Shares in favor of the Merger, the Merger Agreement and otherwise in favor of the transactions contemplated thereby, and against any action or agreement that would impede, interfere with, delay, postpone, discourage or adversely affect the Merger or the Offer, including, but not limited to, any agreement or arrangement related to a Competing Transaction (as defined in the Offer to Purchase). Any Shares that a Tendering Stockholder may subsequently acquire automatically become subject to the Tender and Voting Agreement. Pursuant to the Tender and Voting Agreements, each Tendering Stockholder granted to Purchaser and to each officer of Crane, a proxy to vote the Tendering Stockholder's Shares as indicated above. The Merger Agreement and the Tender and Voting Agreements are described more fully in the Offer to Purchase, dated April 25, 2003 (the "Offer to Purchase"), filed as Exhibit 1 hereto.


ITEM 1.  SECURITY AND ISSUER
This Schedule 13D relates to shares of the common stock, par value $0.01 per share (the "Shares"), of Signal Technology Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at The Tower at Northwoods, 222 Rosewood Drive, Danvers, Massachusetts 01923.

ITEM 2.  IDENTITY AND BACKGROUND
(a) - (c) and (f) This Schedule 13D is being filed by Crane Co., a Delaware corporation ("Crane"), and STC Merger Co., a Delaware corporation ("Purchaser"). Purchaser is a wholly owned subsidiary of Crane International Holdings, Inc., a Delaware corporation ("CIH") that is wholly owned by Crane. Information concerning the principal business and the address of the principal offices of Crane, CIH and Purchaser is set forth in

"Section 8 -- Certain Information Concerning Crane and Purchaser" of the Offer to Purchase, and is incorporated herein by reference. The names, citizenship, principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted of the directors and executive officers of Crane and Purchaser are set forth in Annex A to the Offer to Purchase and are incorporated herein by reference.

(d) and (e) During the last five years, neither Crane, CIH, Purchaser nor, to the best of their knowledge, any of the persons listed in Annex A to the Offer to Purchase (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The information set forth in "Section 9 - Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. The Credit Agreement referred to therein is filed as Exhibit 12(b) to the Schedule TO filed by Purchaser on April 25, 2003 and is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION
(a) - (g) and (j) The information set forth in "Section 11 - Purposes of the Offer; the Merger Agreement; the Tender and Voting Agreements; the Indemnification Agreements; Dissenters' Rights; Plans for Signal; the Rights" of the Offer to Purchase is incorporated herein by reference.

(h) and (i) The information set forth in "Section 12 - Certain Effects of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
(a)-(c) Crane, CIH and Purchaser each may be deemed to beneficially own 1,762,318 Shares in the aggregate, representing 16.9% of the Shares outstanding as of the close of business on April 24, 2003. Pursuant to the Tender and Voting Agreements, the Tendering Stockholders have agreed with Crane and Purchaser to tender the Shares owned by them pursuant to the Offer and to vote the Shares owned by them in favor of the Merger Agreement and the transactions contemplated thereby, and against other transactions, and grant Purchaser and each officer of Crane an irrevocable proxy to so vote or grant consent or approval. CIH may be deemed to beneficially own the Shares beneficially owned by Purchaser as reported herein by virtue of its ownership of all of the capital stock of Purchaser. Crane and Purchaser share with the Tendering Stockholders the power to vote or direct the vote and to dispose or direct the disposition of the Shares owned by the Tendering Stockholders. Following the acceptance for payment of such Shares in the Offer, Crane and Purchaser shall have the sole power to vote or direct the vote of the shares reported as beneficially owned herein. The information set forth in "Introduction", "Section 8 - Certain Information Concerning Crane and Purchaser" and "Section 11 - Purposes of the Offer; the Merger Agreement; the Tender and Voting Agreements; the Indemnification Agreements; Dissenters' Rights; Plans for Signal; the Rights" of the Offer to Purchase is incorporated herein by reference.

(d) Subject to the terms and conditions of each of the Tender and Voting Agreements, each Tendering Stockholder has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares to which each of the Tender and Voting Agreements relates.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in "Introduction" and "Section 10 -- Background of the Offer; Contacts with Signal", "Section 11 -- Purposes of the Offer; the Merger Agreement; the Tender and Voting Agreements; the Indemnification Agreements; Dissenters' Rights; Plans for Signal; the Rights", and "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


 EXHIBIT NO.                                           DESCRIPTION

-------------- --------------------------------------------------------------------------------------------
      1        Offer to Purchase dated April 25, 2003.

      2        Agreement and Plan of Merger dated April 16, 2003 by and among Crane, Purchaser and Signal.

      3        Form of Stockholder Tender and Voting Agreement by and among Crane, Purchaser and the
               Tendering Stockholders

      4        Joint Filing Agreement dated April 25, 2003 by and between Crane and Purchaser.

      5        Multicurrency Credit Agreement, dated as of November 18, 1998, with the Bank of New York as
               Syndication Agent, Fleet National Bank as Documentation Agent, Chase Manhattan Bank and
               First Union National Bank as Co-Agents, First National Bank of Chicago as Administration Agent
               and certain other lenders (Incorporated by reference to Exhibit 12(b) to the Schedule TO filed by the Purchaser on April 25, 2003).

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 25, 2003

                                     CRANE CO.


                                     /s/ Augustus I. duPont
                                     -------------------------------------------
                                     Name:  Augustus I. duPont
                                     Title: Vice President

                                     STC MERGER CO.


                                     /s/ Augustus I. duPont
                                     -------------------------------------------
                                     Name:  Augustus I. duPont
                                     Title: Vice President

                                  EXHIBIT INDEX


    EXHIBIT                                             DESCRIPTION
      NO.

   ----------- --------------------------------------------------------------------------------------------
       1       Offer to Purchase dated April 25, 2003.

       2       Agreement and Plan of Merger dated April 16, 2003 by and among Crane, Purchaser and Signal.

       3       Form of Stockholder Tender and Voting Agreement by and among Crane, Purchaser and the
               Tendering Stockholders.

       4       Joint Filing Agreement dated April 25, 2003 by and between Crane and Purchaser.

       5       Multicurrency Credit Agreement, dated as of November 18, 1998, with the Bank of New York as
               Syndication Agent, Fleet National Bank as Documentation Agent, Chase Manhattan Bank and First
               Union National Bank as Co-Agents, First National Bank of Chicago as Administration Agent, and
               certain other lenders (Incorporated by reference to Exhibit 12(b) to the Schedule TO filed by the Purchaser on April 25, 2003).